HAWAIIAN OLA BREWING CORPORATION DBA HAWAII CIDER

Financial Statements For The Period of Inception through December 31, 2016

December 8, 2017



Jason M. Tyra
CPA PLLC

Independent Auditor's Report

To Management
Hawaiian Ola Brewing Corporation
Kailua-Kona, HI

We have audited the accompanying balance sheet of Hawaiian Ola Brewing Corporation as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Ola Brewing Corporation as of December 31, 2016, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 8, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HAWAIIAN OLA BREWING CORPORATION DBA HAWAII CIDER
BALANCE SHEET
DECEMBER 31, 2016
_____

ASSETS

CURRENT ASSETS

Cash	$	244,325
Related Party Receivables		11,648
TOTAL CURRENT ASSETS		255,973

NON-CURRENT ASSETS

Fixed Assets, Net	423,339
TOTAL NON-CURRENT ASSETS	423,339
TOTAL ASSETS	679,312

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued Rent	10,417
Related Party Payable	32,175
TOTAL CURRENT LIABILITIES	42,592

NON-CURRENT LIABILITIES

Note Payable	791,038
TOTAL LIABILITIES	833,630

SHAREHOLDERS' EQUITY

Common Stock (10,000,000 shares authorized, 4,860,000 shares issued, no par value)	1,000
Retained Earnings (Deficit)	(155,318)
TOTAL SHAREHOLDERS' EQUITY	(154,318)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 679,312

HAWAIIAN OLA BREWING CORPORATION DBA HAWAII CIDER
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2016

Operating Income	
Sales, Net	$ -
Cost of Goods Sold	-
Gross Profit	-
Operating Expense	
General & Adminstrative	43,567
Product Development	31,400
Rent	36,043
Advertising	3,269
	114,279
Net Income from Operations	(114,279)
Other Income (Expense)	
Interest Expense	(41,038)
Net Income	$ (155,318)

See accompanying notes.

HAWAIIAN OLA BREWING CORPORATION DBA HAWAII CIDER
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2016

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(155,318)
Change in Related Party Receivables		(11,648)
Change in Accrued Rent		10,417
Net Cash Flows From Operating Activities		(156,549)
Cash Flows From Investing Activities		
Change in Fixed Assets		(423,339)
Net Cash Flows From Investing Activities		(423,339)
Cash Flows From Financing Activities		
Change in Related Party Loan		32,175
Change in Note Payable		750,000
Issuance of Common Stock		1,000
Net Cash Flows From Investing Activities		783,175
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		203,286
Cash at End of Period	$	203,286

See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Hawaiian Ola Brewing Corporation ("the Company") is a corporation organized under the laws of the State of Hawaii. The Company brews and sells alcoholic beverages through retail partners and its taproom, which is open to the public.

The Company will conduct an equity crowdfund offering during the fourth quarter of calendar year 2017, and first quarter of 2018, for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The period depicted includes December 22, 2015 (inception) through December 31, 2015.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes long-lived assets with an original value of $1,000 or more. The Company's fixed assets consist of furniture, leasehold improvements, and barrels used in the manufacture of the Company's products. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies a brewery and taproom space under a non-cancellable operating lease. Future minimum payments due under the lease are as follows:

12/01/2016 to 11/30/2018	$6,294 per month
12/01/2018 to 11/30/2019	$6,483 per month
12/01/2019 to 11/30/2020	$6,678 per month
12/01/2020 to 05/31/2021	$6,872 per month

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company's federal tax filing for 2016 will remain subject to review by the Internal Revenue Service until 2020. The Company incurred a net operating loss for the year ended December 31, 2016. Net operating losses will be carried forward to reduce income tax in future years. Due to management's uncertainty as to the timing and valuation of the benefits associated with the net operating loss carryforwards, the Company has not recorded an allowance for them in the financial statements. Net operating losses expire if unused after twenty tax years.

The Company is subject to income tax filing requirements in the State of Hawaii. The Company's tax filing in the State of Hawaii for 2016 will remain subject to review by that State until 2020.

NOTE C- DEBT

In 2016, the Company issued convertible promissory notes totaling $750,000 to a single lender in exchange for cash to fund startup operations. The notes accrue interest at the rate of 8%, or 15% per year, and mature in May of 2019. The notes are convertible to equity at a 40% discount to market value in the event of non-payment at maturity, or one of certain specified liquidity events.

As of December 31, 2016, notes payable includes accrued and unpaid interest of $41,038.

NOTE D- RELATED PARTY TRANSACTIONS

"Related party receivable," and "related party payable" represents expenses paid by or for the Company on behalf of or by an affiliate under common management. These amounts are unsecured, non-interest bearing, and payable at a time in the next fiscal year to be determined by management.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 8, 2017, the date that the financial statements were available to be issued.